AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 15, 2006
                                                        REGISTRATION NO. 333-
================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                          ____________________________

                                   FORM F-10
                         REGISTRATION STATEMENT UNDER
                          THE SECURITIES ACT OF 1933
                          ____________________________


                              TECK COMINCO LIMITED
             (Exact Name of Registrant as Specified in its Charter)

              CANADA                                     1400                                  NOT APPLICABLE
(Province or other jurisdiction of           (Primary Standard Industrial           (I.R.S. Employer Identification No.,
  incorporation or organization)             Classification Code Number)                       if applicable)

                         SUITE 600, 200 BURRARD STREET
                      VANCOUVER, BRITISH COLUMBIA, CANADA
                                    V6C 3L9

                                (604) 687-1117
              (Address and telephone number, including area code,
                  of registrant's principal executive offices)

                             CT CORPORATION SYSTEM
                               111 EIGHTH AVENUE
                           NEW YORK, NEW YORK 10011
                                (212) 894-8940
    (Name, address, including zip code, and telephone number, including area code, of agent for service in the United States)

                                 Copies to:

      GEOFREY MYERS                                                    EDWIN S. MAYNARD               KEVIN KEOGH
    LANG MICHENER LLP,                   PETER ROZEE                 PAUL, WEISS, RIFKIND,          WHITE & CASE LLP
  BCE PLACE, P.O. BOX 747            TECK COMINCO LIMITED            WHARTON & GARRISON LLP    1155 AVENUE OF THE AMERICAS
SUITE 2500, 181 BAY STREET      SUITE 600, 200 BURRARD STREET     1285 AVENUE OF THE AMERICAS       NEW YORK, NEW YORK
 TORONTO, ONTARIO, CANADA    VANCOUVER, BRITISH COLUMBIA, CANADA       NEW YORK, NEW YORK               10036-2787
          M5J 2T7                          V6C 3L9                         10019-6064                 (212) 819-8200
      (416) 360-8600                    (604) 687-1117                   (212) 373-3000

                          ____________________________

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: From time to time after the effective date of this Registration
Statement.

It is proposed that this filing shall become effective (check appropriate box below):

A.  [_]   upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).
B.  [X]   at some future date (check appropriate box below)
     1.   [_]    pursuant to Rule 467(b) on (      ) at (     ) (designate a
                 time not sooner than 7 calendar days after filing).
     2.   [_]    pursuant to Rule 467(b) on (      ) at (     ) (designate a
                 time 7 calendar days or sooner after filing) because the
                 securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on ( ).
     3.   [_]    pursuant to Rule 467(b) as soon as practicable after
                 notification of the Commission by the Registrant or the
                 Canadian securities regulatory authority of the review
                 jurisdiction that a receipt or notification of clearance has been issued with respect hereto.
     4.   [X]    after the filing of the next amendment to this Form (if
                 preliminary material is being filed).

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, check the following box. [_]
                          ____________________________

                        CALCULATION OF REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------
          TITLE OF EACH CLASS OF               PROPOSED MAXIMUM AGGREGATE                     AMOUNT OF
       SECURITIES TO BE REGISTERED                 OFFERING PRICE (1)                    REGISTRATION FEE (2)
----------------------------------------------------------------------------------------------------------------
Class B Subordinate Voting Shares                   US $5,093,416,371                       US $544,996
----------------------------------------------------------------------------------------------------------------

(1) Based on a proposed maximum aggregate offering price of Cdn$5,725,000,000 at an exchange rate of Cdn$1.1240 per U.S.$1.00, the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York as of August 14, 2006.
(2)  Calculated pursuant to Rule 457(o) under the Securities Act.

    TECK HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE AS PROVIDED IN RULE 467 UNDER THE SECURITIES ACT OF 1933 OR ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A) OF THE ACT, MAY DETERMINE.

==============================================================================

                                    PART I

                     INFORMATION REQUIRED TO BE DELIVERED
                           TO OFFEREES OR PURCHASERS

A COPY OF THIS PRELIMINARY SHORT FORM PROSPECTUS HAS BEEN FILED WITH THE SECURITIES REGULATORY AUTHORITY IN EACH OF THE PROVINCES AND TERRITORIES OF CANADA BUT HAS NOT YET BECOME FINAL FOR THE PURPOSE OF THE SALE OF SECURITIES. INFORMATION CONTAINED IN THIS PRELIMINARY SHORT FORM PROSPECTUS IS NOT COMPLETE AND MAY HAVE TO BE AMENDED. THESE SECURITIES MAY NOT BE SOLD UNTIL A RECEIPT FOR THE SHORT FORM PROSPECTUS IS OBTAINED FROM THE SECURITIES REGULATORY AUTHORITIES.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY U.S. STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH U.S. STATE.

THIS SHORT FORM PROSPECTUS CONSTITUTES A PUBLIC OFFERING OF THESE SECURITIES ONLY IN THOSE JURISDICTIONS WHERE THEY MAY BE LAWFULLY OFFERED FOR SALE AND THEREIN ONLY BY PERSONS PERMITTED TO SELL SUCH SECURITIES. NO SECURITIES REGULATORY AUTHORITY HAS EXPRESSED AN OPINION ABOUT THESE SECURITIES AND IT IS AN OFFENCE TO CLAIM OTHERWISE. INFORMATION HAS BEEN INCORPORATED BY REFERENCE IN THIS SHORT FORM PROSPECTUS FROM DOCUMENTS FILED WITH SECURITIES COMMISSIONS OR SIMILAR AUTHORITIES IN CANADA. COPIES OF THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE MAY BE OBTAINED ON REQUEST WITHOUT CHARGE FROM KAREN L. DUNFEE, CORPORATE SECRETARY OF TECK COMINCO LIMITED AT SUITE 600, 200 BURRARD STREET, VANCOUVER, BRITISH COLUMBIA V6C 3L9 (TELEPHONE: (604) 687-1117) AND ARE ALSO AVAILABLE ELECTRONICALLY AT WWW.SEDAR.COM. FOR THE PURPOSE OF THE PROVINCE OF QUEBEC, THIS SIMPLIFIED PROSPECTUS CONTAINS INFORMATION TO BE COMPLETED BY CONSULTING THE PERMANENT INFORMATION RECORD. A COPY OF THE PERMANENT INFORMATION RECORD MAY BE OBTAINED WITHOUT CHARGE FROM THE CORPORATE SECRETARY OF TECK COMINCO LIMITED AT THE ABOVE-MENTIONED ADDRESS AND TELEPHONE NUMBER AND IS ALSO AVAILABLE ELECTRONICALLY AT WWW.SEDAR.COM.

                       PRELIMINARY SHORT FORM PROSPECTUS

NEW ISSUE                                                       August 15, 2006

                              TECK COMINCO LIMITED
                                C$5,725,000,000
                      o CLASS B SUBORDINATE VOTING SHARES

     This short form prospectus qualifies the distribution of o Class B subordinate voting shares ("Teck Subordinate Voting Shares") of Teck Cominco Limited at a price of $o per Teck Subordinate Voting Share pursuant to an underwriting agreement between us and BMO Nesbitt Burns Inc., Merrill Lynch Canada Inc., TD Securities Inc. and CIBC World Markets Inc. and each of their respective U.S. and international affiliates (collectively, the "underwriters"). The offering price was determined by negotiation between us and the underwriters. The closing of the offering will be subject to all of the conditions of the amended Inco Offer having been satisfied or waived and our having announced that we intend to take up the common shares of Inco tendered to the amended Inco Offer.

     Our Class A multiple voting shares ("Teck Class A Shares") and Teck Subordinate Voting Shares are listed on the Toronto Stock Exchange (the "TSX") under the symbols "TCK.A" and "TCK.B", respectively, and our Teck Subordinate Voting Shares are listed on the New York Stock Exchange (the "NYSE") under the symbol TCK. On August 14, 2006, being the last day on which the Teck Subordinate Voting Shares traded prior to the filing of this short form prospectus, the closing price of the Teck Subordinate Voting Shares was C$79.00 on the TSX and U.S.$69.96 on the NYSE.

     UNDER  APPLICABLE  SECURITIES  LEGISLATION,  WE MAY BE  CONSIDERED TO BE A
"CONNECTED ISSUER" OF BMO NESBITT BURNS INC., MERRILL LYNCH CANADA INC., TD SECURITIES INC. AND CIBC WORLD MARKETS INC., WHICH IN THE CASE OF BMO NESBITT BURNS INC., IS AN AFFILIATE OF A PARTY WHO IS A LENDER UNDER OUR CREDIT FACILITIES OR TO WHICH WE HAVE GUARANTEED PAYMENT OF CERTAIN INDEBTEDNESS AND WHICH IN THE CASE OF BMO NESBITT BURNS INC., MERRILL LYNCH CANADA INC., TD SECURITIES INC. AND CIBC WORLD MARKETS INC., ARE EACH AN AFFILIATE OF A PARTY WHO HAS AGREED, TOGETHER WITH CERTAIN OTHER FINANCIAL INSTITUTIONS, TO FINANCE APPROXIMATELY U.S.$7.0 BILLION OF THE CASH REQUIRED UNDER THE PROPOSED AMENDMENT TO OUR OFFER (THE "INCO OFFER") TO PURCHASE ALL OF THE OUTSTANDING COMMON SHARES OF INCO LIMITED ("INCO"). SEE "INCO OFFER", "RECENT DEVELOPMENTS" AND "PLAN OF DISTRIBUTION".

     NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION ("SEC") NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     WE ARE PERMITTED, UNDER A MULTIJURISDICTIONAL DISCLOSURE SYSTEM ADOPTED BY THE UNITED STATES AND CANADA, TO PREPARE THIS PROSPECTUS IN ACCORDANCE WITH CANADIAN DISCLOSURE REQUIREMENTS, WHICH ARE DIFFERENT FROM UNITED STATES DISCLOSURE REQUIREMENTS. WE PREPARE OUR FINANCIAL STATEMENTS, WHICH ARE INCORPORATED BY REFERENCE HEREIN, IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, AND THEY ARE SUBJECT TO CANADIAN AUDITING AND AUDITOR INDEPENDENCE STANDARDS. AS A RESULT, THEY MAY NOT BE COMPARABLE TO FINANCIAL STATEMENTS OF UNITED STATES COMPANIES.

     OWNING TECK SUBORDINATE VOTING SHARES MAY SUBJECT YOU TO TAX CONSEQUENCES BOTH IN THE UNITED STATES AND CANADA. THIS PROSPECTUS MAY NOT DESCRIBE THESE TAX CONSEQUENCES. YOU SHOULD CONSULT WITH YOUR OWN TAX ADVISOR WITH RESPECT TO YOUR OWN PARTICULAR CIRCUMSTANCES.

     YOUR ABILITY TO ENFORCE CIVIL LIABILITIES UNDER THE UNITED STATES FEDERAL SECURITIES LAWS MAY BE AFFECTED ADVERSELY BECAUSE WE ARE INCORPORATED IN
CANADA, MOST OF OUR OFFICERS AND DIRECTORS AND SOME OF THE EXPERTS NAMED IN THIS PROSPECTUS ARE NOT RESIDENTS OF THE UNITED STATES, AND MANY OF OUR ASSETS AND ALL OR A SUBSTANTIAL PORTION OF THE ASSETS OF SUCH PERSONS ARE LOCATED OUTSIDE OF THE UNITED STATES.

     Our head and registered office is located at Suite 600, 200 Burrard Street, Vancouver, British Columbia V6C 3L9.

                                -------------------------------------

                                C$o PER TECK SUBORDINATE VOTING SHARE

                                -------------------------------------

---------------------------------------------------------------------------------------------------------
                                    PRICE TO THE PUBLIC(1)   UNDERWRITERS' FEE(2)   NET PROCEEDS TO US(3)
---------------------------------------------------------------------------------------------------------
Per Teck Subordinate Voting Share           C$o                   C$o                   C$o
---------------------------------------------------------------------------------------------------------
Total                                       C$o                   C$o                   C$o
---------------------------------------------------------------------------------------------------------

NOTES:
(1) The public offering price for the Teck Subordinate Voting Shares offered in Canada and elsewhere outside the United States is payable in Canadian dollars and the public offering price for the Teck Subordinate Voting Shares offered in the United States is payable in U.S. dollars, except as may otherwise be agreed by the underwriters. The U.S. dollar amount is the approximate equivalent of such Canadian dollar amount based on the prevailing U.S.-Canadian dollar exchange rate of U.S.$1.00 = C$o on August o, 2006. See "Plan of Distribution".
(2) We have agreed to pay the underwriters a cash commission of O% of the gross proceeds realized from the sale of the Teck Subordinate Voting Shares.
(3) Before deducting expenses of the offering, estimated to be $O, which, together with the underwriters' fee, will be paid from the proceeds of the sale of the Teck Subordinate Voting Shares.


     The underwriters, as principals, conditionally offer the Teck Subordinate Voting Shares, subject to prior sale, if, as and when issued by us and accepted by the underwriters, in accordance with the conditions contained in the underwriting agreement referred to under "Plan of Distribution". Subject to applicable laws, in connection with the offering the underwriters may affect transactions intended to stabilize or maintain the market price for the Teck Subordinate Voting Shares at levels above those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

     Subscriptions for the Teck Subordinate Voting Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Definitive certificates evidencing the Teck Subordinate Voting Shares will be available for delivery at closing of the offering, which is expected to occur on or about September 1, 2006, or such earlier or later date as may mutually be agreed to by us and the underwriters but in any event no later than September 15, 2006. The closing of the offering will be subject to all of the conditions of the amended Inco Offer having been satisfied or waived and our having announced that we intend to take up the common shares of Inco tendered to the amended Inco Offer and to pay for such shares within three business days of taking up such shares.

                                                 (prospectus cover - continued)

     Certain legal matters relating to the offering will be passed upon by Lang Michener LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP, on behalf of us and by Blake, Cassels & Graydon LLP and White & Case LLP, on behalf of the underwriters.

     AN INVESTMENT IN TECK SUBORDINATE VOTING SHARES INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE 5.

     Teck Subordinate Voting Shares are "restricted securities" under applicable securities legislation. The attributes of the Teck Subordinate Voting Shares contain so called "coattail provisions" which provide that if an offer (an "Exclusionary Offer") to purchase Teck Class A Shares which is required to be made to all or substantially all holders thereof is made and an offer to purchase Teck Subordinate Voting Shares on identical terms is not made concurrently, then each Teck Subordinate Voting Share will be convertible into one Teck Class A Share. Teck Subordinate Voting Shares will not be convertible in the event that an Exclusionary Offer is not accepted by holders of a majority of the Teck Class A Shares (excluding those shares held by the person making the Exclusionary Offer). If an offer to purchase Teck Class A Shares does not, under applicable securities legislation or the requirements of any stock exchange having jurisdiction, constitute a "take-over bid" or is otherwise exempt from any requirement that such offer be made to all or substantially all holders of Teck Class A Shares, the coattail provisions will not apply.

     Unless otherwise indicated, all references to "$", "dollars" or "C$" in this prospectus refer to Canadian dollars and all references to "U.S.$" in this prospectus refer to United States dollars. On August o, 2006, the exchange rate for one U.S. dollar expressed in Canadian dollars based upon the noon buying rates provided by the Bank of Canada was $o.





BMO CAPITAL MARKETS    MERRILL LYNCH & CO.   TD SECURITIES   CIBC WORLD MARKETS


                                                 (prospectus cover - continued)

                               TABLE OF CONTENTS

NOTICES TO CERTAIN EUROPEAN RESIDENTS.........................................1
ELIGIBILITY FOR INVESTMENT....................................................2
WHERE YOU CAN FIND MORE INFORMATION...........................................3
TECK COMINCO DOCUMENTS INCORPORATED BY REFERENCE..............................3
CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED
AND INFERRED MINERAL RESOURCES................................................4
INCO DOCUMENTS INCORPORATED BY REFERENCE......................................4
STATEMENTS REGARDING FORWARD-LOOKING INFORMATION..............................5
RISK FACTORS..................................................................5
THE COMPANY...................................................................5
INCO OFFER....................................................................5
USE OF PROCEEDS...............................................................6
DESCRIPTION OF SHARE CAPITAL..................................................6
RECENT DEVELOPMENTS...........................................................7
CONSOLIDATED CAPITALIZATION...................................................7
PLAN OF DISTRIBUTION..........................................................7
LEGAL MATTERS.................................................................9
TRANSFER AGENT AND REGISTRAR..................................................9
EXPERTS.......................................................................9
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT........................10
PURCHASERS' STATUTORY RIGHTS.................................................10
ANNEX A.....................................................................A-1
CONSENT OF AUDITORS OF TECK COMINCO LIMITED.................................C-1
CERTIFICATE OF TECK COMINCO LIMITED.........................................C-2
CERTIFICATE OF THE UNDERWRITERS.............................................C-3


     Unless the context otherwise requires, all references in this prospectus to the "COMPANY", "WE", "US" and "OUR" refer to Teck Cominco Limited and its subsidiaries and joint ventures.

                     NOTICES TO CERTAIN EUROPEAN RESIDENTS

     For the purposes of these Notices to Certain European Residents, "Offered Securities" means the Teck Subordinate Voting Shares offered hereunder and the "Company" means Teck Cominco Limited.

EUROPEAN ECONOMIC AREA

     In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), with effect from and including the date on which the Prospectus Directive was implemented in that Relevant Member State (the "relevant implementation date") an offer to the public of any Offered Securities which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any Offered Securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

     (a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

     (b) to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than (euro)43,000,000; and (iii) an annual turnover of more than (euro)50,000,000, as shown in its last annual or consolidated accounts;

     (c) by the underwriters to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the underwriters for any such offer; or

     (d) in any other circumstances which do not require the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive,

provided that no such offer of Offered Securities shall result in a requirement for the publication by the Company or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

     For the purposes of this provision, the expression an "offer of any Offered Securities to the public" in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Offered Securities to be offered so as to enable an investor to decide to purchase any Offered Securities, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

     In the case of any Offered Securities being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, such financial intermediary will also be deemed to have represented, acknowledged and agreed that the Offered Securities acquired by it in the global offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to persons in circumstances which may give rise to an offer of any Offered Securities to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale. The Company, the underwriters and their affiliates, and others will rely upon the truth and accuracy of the foregoing representation, acknowledgement, and agreement. Notwithstanding the above, a person who is not a qualified investor and who has notified the underwriters of such fact in writing may, with the consent of the underwriters, be permitted to subscribe for or purchase Offered Securities in the global offer.

     This prospectus is for distribution only to persons who (i) have professional experience in matters relating to investments falling within
Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Financial Promotion Order"), (ii) fall within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc.") of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any Offered Securities may otherwise lawfully be communicated (all such persons together being referred to as "relevant persons"). This prospectus is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

     Each underwriter has represented and warranted that (i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act of 2000 (the "FSMA")) received by it in connection with the issue or sale of the Offered Securities in circumstances in which section 21(1) of the FSMA does not apply to the Company; and (ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Offered Securities in, from or otherwise involving the United Kingdom.

                           ELIGIBILITY FOR INVESTMENT

     In the opinion of Lang Michener LLP, counsel to us, and Blake, Cassels & Graydon LLP, counsel to the underwriters, if issued on the date hereof, the Teck Subordinate Voting Shares would be qualified investments under the INCOME TAX ACT (Canada) for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file with the British Columbia Securities Commission (the "BCSC"), a commission of authority in the Province of British Columbia, Canada similar to the SEC, and with the various securities commissions or similar authorities in each of the provinces and territories of Canada, annual and quarterly reports, material change reports and other information. We are subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance with the Exchange Act, we also file certain reports with and furnish other information to the SEC. Under a multijurisdictional disclosure system adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ from those in the United States. You may read and copy any document we file with or furnish to the SEC at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or contact them at www.sec.gov for further information on the public reference room and copying charges.

     We have filed with the SEC a Registration Statement on Form F-10 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Teck Subordinate Voting Shares. This prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Reference is made to such Registration Statement and the exhibits thereto for further information with respect to us and the Teck Subordinate Voting Shares.

                TECK COMINCO DOCUMENTS INCORPORATED BY REFERENCE

     Under the multijurisdictional disclosure system adopted by the United States and Canada, the SEC and the BCSC allow us to "incorporate by reference" certain information that we file with them, which means that we can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. The following documents, filed by us with the various securities commissions or similar authorities in each of the provinces and territories of Canada, are specifically incorporated by reference in and form an integral part of this prospectus:

     (a) Annual Information Form dated March 1, 2006 for the year ended December 31, 2005;

     (b) Restated Audited Consolidated Financial Statements, and the related notes thereto, as at December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005 and the Auditors' Report thereon;

     (c) Management's Discussion and Analysis of Financial Position and Operating Results for the year ended December 31, 2005;

     (d) Management Proxy Circular dated March 1, 2006 for the annual meeting of our shareholders held on April 26, 2006;

     (e) Unaudited Consolidated Interim Financial Statements and the related notes thereto for the six months ended June 30, 2006 and 2005;

     (f) Management's Discussion and Analysis of Financial Position and Operating Results for the six months ended June 30, 2006 and 2005;

     (g) Material Change Report dated May 10, 2006 in respect of our announcement of our intention to make the Inco Offer;

     (h) Offer to Purchase and Circular dated May 23, 2006, as amended by the Notices of Variation and Extension dated July 24, 2006 and August 3, 2006 (collectively, the "Inco Offer Documents"); and

     (i) Material Change Report dated August 2, 2006 in respect of an amendment to the Inco Offer.

     All material change reports (other than confidential material change reports), comparative interim financial statements, comparative audited financial statements, annual information forms and information circulars filed by us with a Canadian Securities Regulatory Authority after the date of this prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference in this prospectus. These documents are available through the internet on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com. In addition, any report on Form 6-K or Form 40-F that we filed with the SEC after the date of this prospectus shall be deemed to be incorporated by reference in this prospectus and the registration statement of which this prospectus forms a part, if and to the extent expressly provided in such a report.

     ANY STATEMENT CONTAINED IN THIS PROSPECTUS OR IN A DOCUMENT INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE IN THIS PROSPECTUS WILL BE DEEMED TO BE MODIFIED OR SUPERSEDED FOR PURPOSES OF THIS PROSPECTUS TO THE EXTENT THAT A STATEMENT CONTAINED IN THIS PROSPECTUS OR IN ANY SUBSEQUENTLY FILED DOCUMENT THAT ALSO IS OR IS DEEMED TO BE INCORPORATED BY REFERENCE IN THIS PROSPECTUS MODIFIES OR SUPERSEDES THAT STATEMENT. ANY STATEMENT SO MODIFIED OR SUPERSEDED WILL NOT BE DEEMED, EXCEPT AS SO MODIFIED OR SUPERSEDED, TO CONSTITUTE A PART OF THIS PROSPECTUS. THE MAKING OF A MODIFYING OR SUPERSEDING STATEMENT WILL NOT BE DEEMED AN ADMISSION FOR ANY PURPOSES THAT THE MODIFIED OR SUPERSEDED STATEMENT, WHEN MADE, CONSTITUTED A MISREPRESENTATION, AN UNTRUE STATEMENT OF A MATERIAL FACT OR AN OMISSION TO STATE A MATERIAL FACT THAT IS REQUIRED TO BE STATED OR THAT IS NECESSARY TO MAKE A STATEMENT NOT MISLEADING IN LIGHT OF THE CIRCUMSTANCES IN WHICH IT WAS MADE.

      CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED,
                   INDICATED AND INFERRED MINERAL RESOURCES

     In this document and the documents incorporated by reference herein, we use the term "mineral resources" and its subcategories "measured", "indicated" and "inferred" mineral resources. Investors are advised that while such terms are recognized and required by Canadian regulations, the SEC does not recognize them. U.S. INVESTORS ARE CAUTIONED NOT TO ASSUME THAT ANY PART OR ALL OF MINERAL RESOURCES IN THESE CATEGORIES WILL EVER BE CONVERTED INTO RESERVES. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, issuers must not make any disclosure of results of an economic evaluation that includes inferred mineral resources, except in rare cases. U.S. INVESTORS ARE CAUTIONED NOT TO ASSUME THAT PART OR ALL OF AN INFERRED MINERAL RESOURCE EXISTS, OR IS ECONOMICALLY OR LEGALLY MINEABLE.

                    INCO DOCUMENTS INCORPORATED BY REFERENCE

     THE INFORMATION CONCERNING INCO CONTAINED IN THIS PROSPECTUS, INCLUDING INFORMATION INCORPORATED HEREIN BY REFERENCE, HAS BEEN TAKEN FROM OR IS BASED UPON PUBLICLY AVAILABLE DOCUMENTS AND RECORDS ON FILE WITH CANADIAN AND U.S. SECURITIES REGULATORY AUTHORITIES AND OTHER PUBLIC SOURCES. ALTHOUGH WE HAVE NO KNOWLEDGE THAT WOULD INDICATE THAT ANY STATEMENTS CONTAINED HEREIN TAKEN FROM OR BASED ON SUCH DOCUMENTS AND RECORDS ARE UNTRUE OR INCOMPLETE, WE DO NOT ASSUME ANY RESPONSIBILITY FOR THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN SUCH DOCUMENTS AND RECORDS, OR FOR ANY FAILURE BY INCO TO DISCLOSE EVENTS WHICH MAY HAVE OCCURRED OR MAY AFFECT THE SIGNIFICANCE OR ACCURACY OF ANY SUCH INFORMATION BUT WHICH ARE UNKNOWN TO US. IN ADDITION, THE UNDERWRITERS HAVE HAD NO OPPORTUNITY TO VERIFY THE ACCURACY, COMPLETENESS OR FAIR PRESENTATION OF ANY INFORMATION CONCERNING INCO CONTAINED IN THIS PROSPECTUS, INCLUDING INFORMATION INCORPORATED BY REFERENCE. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, THE UNDERWRITERS HAVE NOT HAD ANY OPPORTUNITY TO MEET WITH INCO'S INDEPENDENT AUDITORS TO DISCUSS THE INCO FINANCIAL STATEMENTS INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR RELATED MATTERS.

     The following documents of Inco, which can be found at www.sedar.com and www.sec.gov, are specifically incorporated by reference in this prospectus:

     (a) the audited comparative financial statements of Inco and the related notes thereto (except for the Inco auditors' report, as we have not obtained the consent of the auditors to incorporate this report) as at December 31, 2005 and 2004 (restated) and for each of the years in the two-year period ended December 31, 2005 (2004 restated); and

     (b) the unaudited comparative interim consolidated financial statements of Inco and the related notes thereto as at June 30, 2006 and for the six-month period ended June 30, 2006 and 2005.

                STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

     We  specifically   incorporate  by  reference  into  this  prospectus  the
information   under   the   heading   "Statements   Regarding   Forward-Looking
Information" in the Inco Offer Documents.

                                  RISK FACTORS

     Before making an investment decision, you should carefully consider the risks and uncertainties described in the documents incorporated by reference in this prospectus. Reference is specifically made to the extensive description, in the Inco Offer Documents, of the risks relating to the Inco Offer as described under "Risk Factors Related to the Offer" and to the "Additional Risk Factors Relating to Teck" disclosed under the heading "6. Business Combination Risks" in the Circular forming part of the Inco Offer Documents. These risks and uncertainties are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. If any of such risks actually occur, our business, prospects, financial condition, cash flows and operating results could be materially harmed.

                                  THE COMPANY

     Teck Cominco Limited was continued under the CANADA BUSINESS CORPORATIONS ACT in 1978.

     We are engaged primarily in the exploration for, and the development and production of, natural resources with interests in mining and processing operations in Canada, the United States and South America. We are one of the world's largest zinc miners and an important producer of copper and gold. We also hold a 40% interest in, and are the managing partner of, the Elk Valley Coal Partnership which is the world's second largest producer of seaborne hard coking coal. Our principal products are zinc concentrate, metallurgical coal, copper concentrate, molybdenum concentrate, lead concentrate and refined metals, including zinc, lead, gold, silver, indium and germanium. We also sell electrical power that is surplus to our requirements at the Trail metallurgical operations. We have interests in the following principal mining and processing operations as of the date hereof:

     OPERATION                      COMMODITY                JURISDICTION
     --------------------------------------------------------------------------

     Red Dog                        Zinc/Lead                Alaska, USA
     Pend Oreille                   Zinc/Lead              Washington, USA
     Trail                     Zinc/ Lead Refinery     British Columbia, Canada
     Elkview                          Coal             British Columbia, Canada
     Fording River                    Coal             British Columbia, Canada
     Greenhills                       Coal             British Columbia, Canada
     Coal Mountain                    Coal             British Columbia, Canada
     Line Creek                       Coal             British Columbia, Canada
     Cardinal River                   Coal                 Alberta, Canada
     Antamina                      Copper/Zinc                   Peru
     Highland Valley            Copper/Molybdenum      British Columbia, Canada
     David Bell/Williams              Gold                 Ontario, Canada
     Pogo                             Gold                   Alaska, USA

                                   INCO OFFER

     For a description of the Inco Offer, please refer to the Inco Offer Documents. The conditions of the Inco Offer include, among others, the condition that the common shares of Inco representing, together with the shares of Inco owned, directly or indirectly, by us and our affiliates (other than the Pledged Inco Shares, as defined in the Inco Offer Documents), not less than 66?% of the total outstanding shares of Inco (calculated on a fully diluted basis) shall have been validly deposited under the Inco Offer and not withdrawn at the Expiry Time (as defined in the Inco Offer Documents), and prior to the Expiry Time more than 50% of the shares of Inco held by Independent Shareholders (as defined in the Inco Offer Documents) shall have been deposited or tendered pursuant to the Inco Offer and not withdrawn.

     Following the successful marketing of the Teck Subordinate Voting Shares offered pursuant to this prospectus, we intend to amend the cash and share components of our Inco Offer to provide for consideration with an aggregate value of C$89.00 per Inco share. The amended Inco Offer will be our best and final offer for Inco. Inco shareholders will be able to elect to receive either cash or Teck Subordinate Voting Shares and $0.05, in each case subject to pro ration. At full pro ration, depending on the results of this offering, the amended Inco Offer is expected to consist of not less than C$71.20 per share, or 80% of the total consideration, in cash and no more than 20% of the total consideration in Teck Subordinate Voting Shares. We expect that the amended Inco Offer will expire on or about August 30, 2006.

     Following the completion of our proposed acquisition of Inco, we believe that the combined company will be the largest and only remaining major diversified North American mining company. It will have market leading positions in zinc, nickel and metallurgical coal, and will be an important producer of copper/molybdenum, gold and specialty metals. The combined company will have an extensive portfolio of long-life, low-cost assets, a well-sequenced growth profile, and substantial capacity to fund growth internally.

                                USE OF PROCEEDS

     The net proceeds of this offering will be $o (after deducting fees payable to the underwriters and the expenses of the offering, estimated to be $o in the aggregate). We intend to use the net proceeds from the sale of o Teck
Subordinate Voting Shares offered hereunder to finance the acquisition of common shares of Inco as contemplated by the amended Inco Offer. See Annex A to this prospectus for the pro forma consolidated financial statements relating to our proposed acquisition of Inco.

                          DESCRIPTION OF SHARE CAPITAL

     We are authorized to issue an unlimited number of Teck Class A Shares, an unlimited number of Teck Subordinate Voting Shares and an unlimited number of preference shares, issuable in series. As at August 14, 2006, there were outstanding 4,673,453 Teck Class A Shares, 213,660,274 Teck Subordinate Voting Shares (calculated on a fully diluted basis, excluding the conversion rights of holders of Teck Class A Shares) and no preference shares.

     Teck Class A Shares carry the right to 100 votes per share. Teck Subordinate Voting Shares carry the right to one vote per share. Each Teck Class A Share is convertible, at the option of the holder, into one Teck Subordinate Voting Share. The Teck Class A Shares and the Teck Subordinate Voting Shares rank equally, including in respect of dividends and the right to receive the remaining property of Teck upon dissolution. No dividends may be paid on the Teck Class A Shares or the Teck Subordinate Voting Shares unless all dividends on any preferred shares outstanding have been paid. Subject to the rights, privileges, restrictions and conditions attaching to any preference shares, the holders of Teck Class A Shares and Teck Subordinate Voting Shares are entitled to such dividends as may be declared by the board of directors in its discretion out of funds legally available therefor. Dividends of $0.20 per share were paid semi-annually in 2002 and 2003 on both the Teck Class A Shares and the Teck Subordinate Voting Shares. In November 2004, Teck announced that it was increasing its semi-annual dividend for 2004 to $0.30 per share. In April 2005, the semi-annual dividend rate was further increased to $0.40 per share. On April 26, 2006, Teck announced that it was increasing its semi-annual dividend to $1.00 per share. Teck's dividend policy contemplates the declaration of two semi-annual dividends of $1.00 per share in 2006.

     The attributes of the Teck Subordinate Voting Shares contain so-called "coattail provisions" which provide that if an offer (an "Exclusionary Offer") to purchase Teck Class A Shares which is required to be made to all or substantially all holders thereof is made and an offer to purchase Teck Subordinate Voting Shares on identical terms is not made concurrently, then each Teck Subordinate Voting Share will be convertible into one Teck Class A Share. Teck Subordinate Voting Shares will not be convertible in the event that an Exclusionary Offer is not accepted by holders of a majority of the Teck
Class A Shares (excluding those shares held by the person making the Exclusionary Offer). If an offer to purchase Teck Class A Shares does not, under applicable securities legislation or the requirements of any stock exchange having jurisdiction, constitute a "take-over bid" or is otherwise exempt from any requirement that such offer be made to all or substantially all holders of Teck Class A Shares, the coattail provisions will not apply.

     As of the date hereof, the voting rights attached to the outstanding Teck Subordinate Voting Shares represented 31.1% of the aggregate voting rights attached to the Teck Class A Shares and Teck Subordinate Voting Shares. After the completion of this offering, such voting rights will represent o % of the aggregate voting rights attached to the Teck Class A Shares and Teck Subordinate Voting Shares.

                              RECENT DEVELOPMENTS

     On July 24, 2006, we reported unaudited net earnings for the second quarter of 2006 of $613 million or $2.95 per share, up significantly from net earnings of $225 million or $1.11 per share in the second quarter of 2005. The significantly higher earnings in the second quarter were a result of higher prices for our products. Average London Metal Exchange cash prices for copper and zinc were U.S.$3.27 and U.S.$1.49 per pound, respectively, in the quarter, up significantly from U.S.$1.54 and U.S.$0.58 per pound, respectively, in the second quarter in 2005. Coal prices averaged U.S.$116 per tonne in the second quarter of 2006 compared with U.S.$94 per tonne a year ago. A lower U.S./Canadian dollar exchange rate of $1.00/$1.12 in the second quarter compared with $1.00/$1.24 a year ago partially offset the higher commodity prices.

     Our net earnings in the first half of 2006 were $1.1 billion, more than double our net earnings of $430 million in the first half of 2005, as a result of higher commodity prices. Net earnings in the first two quarters of the year are typically lower than the last two quarters, due to the seasonality of shipments from our Red Dog mine in Alaska. Red Dog's zinc sales in the first half of 2006 accounted for approximately 32% of its planned annual sales. Coal sales volumes at Elk Valley Coal Partnership in the first half of 2006 were approximately 45% of planned sales volumes for the year. For further detail regarding our financial results, please refer to our Unaudited Consolidated Interim Financial Statements and related notes thereto for the six-month periods ended June 30, 2006 and 2005 and Management's Discussion and Analysis of Financial Position and Operating Results related thereto, which are incorporated by reference herein.

     On August 11, 2006, Companhia Vale do Rio Doce ("CVRD") announced its intention to make an all-cash offer to acquire all of the outstanding Inco Shares at a price of C$86.00 in cash per Inco Share. CVRD commenced its offer on Monday, August 14, 2006. Its offer is open for 45 days, is subject to regulatory approval (including under the INVESTMENT CANADA ACT) and is conditional upon, among other things, a sufficient number of Inco Shares being tendered to its offer such that CVRD would own at least 66?% of the Inco Shares (calculated on a fully diluted basis) following completion of the offer.

     Following the successful marketing of the Teck Subordinate Voting Shares offered pursuant to this prospectus, we intend to amend our Inco Offer and finance approximately $8.8 billion of the cash consideration in the amended Inco Offer with the net proceeds of this offering and cash and temporary investments on hand, and approximately $7.9 billion through a 12 month senior non-revolving bridge term loan credit facility to be provided by certain financial institutions pursuant to a binding commitment letter dated August 15, 2006.

                          CONSOLIDATED CAPITALIZATION

     Other than the issuance of 11,489,368 Teck Subordinate Voting Shares on June 1, 2006 as part of a series of transactions resulting in the redemption of $112 million principal amount of exchangeable debentures due 2024, the proposed issuance of an aggregate of o Teck Subordinate Voting Shares contemplated hereunder and under the amended Inco Offer and our proposed borrowings in connection with the amended Inco Offer, there have been no material changes in our share and loan capital since December 31, 2005.

                              PLAN OF DISTRIBUTION

     Under an agreement (the "underwriting agreement") dated August o, 2006 between us and the underwriters, as underwriters, we have agreed to sell and the underwriters have agreed to purchase on or about September 1, 2006 or such earlier or later date as may be mutually agreed to by us and the underwriters, but in any event not later than September 15, 2006, subject to compliance with all necessary legal requirements and to the terms and conditions contained in the underwriting agreement, o Teck Subordinate Voting Shares at a price of $o per Teck Subordinate Voting Share, payable in cash to us against delivery of certificates representing the Teck Subordinate Voting Shares.

The closing of the offering will be subject to all of the conditions of the amended Inco Offer having been satisfied or waived and our having announced that we intend to take up the common shares of Inco tendered to the amended Inco Offer and to pay for such shares within three business days of taking up such shares. The obligations of the underwriters under the underwriting agreement may be terminated upon the occurrence of certain limited stated events. The underwriters are, however, obligated to take up and pay for all of the Teck Subordinate Voting Shares if any of the Teck Subordinate Voting Shares are purchased under the underwriting agreement. The offering price of the Teck Subordinate Voting Shares was determined by negotiation between us and the underwriters.

     Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters and each underwriter has severally agreed to purchase the number of Teck Subordinate Voting Shares set forth opposite its name below.

                                                               NUMBER OF
                                                               TECK SUBORDINATE
  UNDERWRITERS                                                 VOTING SHARES
  BMO Nesbitt Burns Inc...................................     o
  Merrill Lynch Canada Inc................................     o
  TD Securities Inc.......................................     o
  CIBC World Markets Inc. ................................     o
                  Total...................................     o

     Under the underwriting agreement, we have agreed to pay to the underwriters a fee equal to o% of the gross proceeds from the issue and sale of the Teck Subordinate Voting Shares. We have also agreed to indemnify the underwriters and their respective affiliates and each of their respective directors, officers, employees, affiliates and agents against certain liabilities and expenses and to contribute to payments that the underwriters may be required to make in respect thereof. We estimate that the total expenses of this offering payable by us, excluding underwriting commissions, will be approximately $o.

     This offering is being made concurrently in all of the provinces and territories of Canada and in the United States pursuant to the multi-jurisdictional disclosure system implemented by the SEC and the securities regulatory authorities in Canada. The Teck Subordinate Voting Shares will be offered in the United States and Canada by the underwriters either directly or through their respective U.S. or Canadian broker-dealer affiliates or agents, as applicable. The public offering price for the Teck Subordinate Voting Shares offered in Canada and elsewhere outside the United States is payable in Canadian dollars and the public offering price for the Teck Subordinate Voting Shares offered in the United States is payable in U.S. dollars, except as may otherwise be agreed by the underwriters. The U.S. dollar amount is the approximate equivalent of such Canadian dollar amount based on the prevailing U.S.-Canadian dollar exchange rate of U.S.$1.00 = C$o on August o, 2006. Subject to applicable law, the underwriters may offer the Teck Subordinate Voting Shares outside of Canada and the United States.

     We have further agreed that we will not, for a period of 90 days after the closing date, without the prior written consent of the underwriters, issue or sell any Teck Subordinate Voting Shares or any securities convertible into or exchangeable for Teck Subordinate Voting Shares, subject to certain exceptions including pursuant to the amended Inco Offer.

     The underwriters may not, throughout the period of distribution under this prospectus, bid for or purchase Teck Subordinate Voting Shares. The foregoing restriction is subject to certain exceptions, as long as the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in or raising the price of the Teck Subordinate Voting Shares. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules administered by Market Regulation Services Inc. relating to market stabilization and passive market-making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing, the underwriters may effect transactions in connection with the offering intended to stabilize or maintain the market price of the Teck Subordinate Voting Shares at levels above those which would otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

     Under applicable securities legislation, we may be considered to be a "connected issuer" of BMO Nesbitt Burns Inc., Merrill Lynch Canada Inc., TD Securities Inc. and CIBC World Markets Inc., which in the case of BMO Nesbitt Burns Inc., is an affiliate of a party who is a lender under our credit facilities or to which we have guaranteed payment of certain indebtedness and which in the case of BMO Nesbitt Burns Inc., Merrill Lynch Canada Inc., TD Securities Inc. and CIBC World Markets Inc., are each an affiliate of a party who has agreed, together with certain other financial institutions, to finance approximately U.S.$7.0 billion of the cash required under the amended Inco Offer.

     In order to facilitate this offering of Teck Subordinate Voting Shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of our common shares in accordance with Regulation M under the U.S. Exchange Act of 1934, as amended.

                                 LEGAL MATTERS

     Certain matters relating to the issue and sale of the Teck Subordinate Voting Shares will be passed upon for us by Lang Michener LLP, Toronto and Vancouver, Canada and Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York, USA and for the underwriters by Blake, Cassels & Graydon LLP, Toronto, Canada and White & Case LLP, New York, New York, USA.

     The partners and associates of Lang Michener LLP, as a group, and the partners and associates of Blake, Cassels & Graydon LLP, as a group, beneficially own, directly and indirectly, less than 1% of our securities of any class.

                          TRANSFER AGENT AND REGISTRAR

     CIBC Mellon Trust Company of Canada is the transfer agent and registrar for the Teck Subordinate Voting Shares and maintains registers in Vancouver, British Columbia and Toronto, Ontario.

                                    EXPERTS

     Our restated audited consolidated financial statements as at December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005, incorporated by reference in this prospectus, have been so incorporated in reliance upon the report of PricewaterhouseCoopers LLP, independent chartered accountants, and upon the authority of such firm as experts in accounting and auditing. PricewaterhouseCoopers LLP has advised that it is independent of us within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and is registered with the Public Company Accounting Oversight Board (United States).

     The statements as to our mineral reserves and resources which appear in our Annual Information Form for the year ended December 31, 2005 ("AIF") have been incorporated by reference herein upon the authority of the following experts: William P. Armstrong, P.Eng, Dan Gurtler, AIMM, and Colin McKenny, P.Geol., each of whom has acted as a Qualified Person in connection with the estimates of reserves and resources presented in our AIF. Mr. Armstrong is a former employee of ours. Mr. McKenny is an employee of Elk Valley Coal Partnership, of which we are the managing partner. Mr. Gurtler is an employee of Compaoia Minera Antamina S.A., in which we hold a 22.5% share interest. GLJ Petroleum Consultants Ltd. ("GLJ") has acted as an independent reserves evaluator in connection with our interest in the Fort Hills oil sands project. As of the date hereof, each of Messrs Armstrong, Gurtler and McKenny and GLJ and its designated professionals hold beneficially, directly or indirectly, less than 1% of any class of our securities.

             DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

     The following documents have been filed with the SEC as part of the Registration Statement on Form F-10:

     (a) the documents incorporated by reference under the heading "Teck Cominco Documents Incorporated by Reference";

     (b)      consent of PricewaterhouseCoopers LLP;

     (c)      consent of Lang Michener LLP;

     (d)      consent of William P. Armstrong, P.Eng;

     (e)      consent of Dan Gurtler, AIMM;

     (f)      consent of Colin McKenny, P.Geol.;

     (g)      consent of GLJ Petroleum Consultants Ltd.;

     (h)      awareness letter of PricewaterhouseCoopers LLP; and

     (i) powers of attorney authorizing certain signatories to execute the Form F-10 and any subsequent amendments thereto.

                      PURCHASERS' STATUTORY RIGHTS

     Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus relating to securities purchased by a purchaser and any amendment. In several of the provinces and territories, the securities legislation further provides a purchaser with remedies for rescission or in some jurisdictions damages if the prospectus relating to securities purchased by a purchaser and any amendment thereto contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the provinces and territories of Canada for the particulars of these rights or consult with a legal advisor.

                                    ANNEX A


         NOTE: THE FOLLOWING COMPILATION REPORT IS PROVIDED SOLELY TO COMPLY WITH THE APPLICABLE REQUIREMENTS OF CANADIAN SECURITIES LAWS. THE CANADIAN AUDITING STANDARDS SPECIFY THE PROCEDURES THAT SHOULD BE PERFORMED WHICH ARE OUTLINED IN THE REPORT. THESE PROCEDURES WOULD NOT BE SUFFICIENT TO ALLOW FOR AN EXPRESSION OF OPINION UNDER THE STANDARDS OF THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD (UNITED STATES) ("PCAOB"). THE PROCEDURES THAT WOULD BE PERFORMED TO ALLOW FOR AN EXPRESSION OF AN OPINION UNDER THE STANDARDS OF THE PCAOB WOULD BE MORE EXTENSIVE AND GREATER IN SCOPE THAN THOSE REQUIRED BY THE CANADIAN AUDITING STANDARDS. ACCORDINGLY, NO OPINION IS EXPRESSED ON THE PRO FORMA INFORMATION UNDER THE STANDARDS OF THE PCAOB.

      PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF TECK COMINCO LIMITED

         The following selected unaudited pro forma consolidated financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial condition of the consolidated entities that would have been achieved if the Inco Offer had been completed during the periods presented, nor is the selected pro forma consolidated financial information necessarily indicative of the future operating results or financial position of the consolidated entities.

       COMPILATION REPORT ON PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

To the Directors of Teck Cominco Limited

         We have read the accompanying unaudited pro forma consolidated balance sheet of Teck Cominco Limited (the "company" or "Teck") as at June 30, 2006 and the unaudited pro forma consolidated statements of earnings for the six months then ended and for the year ended December 31, 2005, and have performed the following procedures.

1. Compared the figures in the columns captioned "Teck" to the unaudited consolidated financial statements of the company as at June 30, 2006 and for the six months then ended, and the audited consolidated financial statements of the company for the year ended December 31, 2005 respectively, and found them to be in agreement.

2. Compared the figures in the columns captioned "Inco US$" to the unaudited consolidated financial statements of Inco Limited as at June 30, 2006 and for the six months then ended and the audited consolidated financial statements of Inco Limited for the year ended December 31, 2005 respectively, and found them to be in agreement.

3.       Made   enquiries  of  certain   officials  of  the  company  who  have
         responsibility for financial and accounting matters about:

         (a)      the basis for determination of the pro forma adjustments; and

         (b) whether the pro forma consolidated financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

         The officials:

         (a) described to us the basis for determination of the pro forma adjustments, and

         (b) stated that the pro forma consolidated financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

4. Read the notes to the pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Teck" and "Inco CDN$" as at June 30, 2006 and for the six months then ended, and for the year ended December 31, 2005, and found the amounts in the columns captioned "Pro Forma Teck" to be arithmetically correct.

         A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.


Chartered Accountants

Vancouver, Canada
August o, 2006

                                                 TECK COMINCO LIMITED

                                         PRO FORMA CONSOLIDATED BALANCE SHEET

                                                  AS AT JUNE 30, 2006
                                                     ($ MILLIONS)
                                                      (Unaudited)

                                                                                 PRO FORMA
                                                                   INCO         ADJUSTMENTS
                                                              -------------   ----------------   PRO FORMA
                                                   TECK       US$      CDN$   NOTE 3   AMOUNTS     TECK
                                                   ----       ---      ----   ------   -------   ---------
                                                     A                  B                 C      A + B + C
ASSETS
CURRENT ASSETS
  Cash and cash equivalents.................     $3,230      $690   $  769    a(i)   $     409     $   643
                                                                                c        5,577
                                                                                d      (16,184)
                                                                                d         (435)
                                                                                f        7,277
  Temporary investments.....................        350                         f         (350)         --
  Accounts receivable.......................        588     1,169     1,304                          1,892
  Inventories...............................        759     1,254     1,398     e        1,238       3,395
  Other.....................................         --       118       132                            132
                                                 ------   -------   -------                        -------
                                                  4,927     3,231     3,603                          6,062
INVESTMENTS.................................        268                                                268
INVESTMENT IN INCO..........................        437                         b         (246)         --
                                                                                d         (191)
                                                                                d       20,645)
                                                                                g      (20,645)
PROPERTY, PLANT AND EQUIPMENT AND OTHER
  NON-CURRENT ASSETS........................      3,822     9,978    11,125     e       17,225      32,172
                                                 ------   -------   -------                        -------

                                                 $9,454   $13,209   $14,728                        $38,502
                                                 ======   =======   =======                        =======

     LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable and accrued liabilities..     $  997   $ 1,453   $ 1,620                        $ 2,617
  Current portion of long-term debt.........         34        77        86                            120


                                                  1,031     1,530     1,706                          2,737
LONG-TERM DEBT..............................      1,429     1,844     2,056   a(ii)       (355)     10,081
                                                                                e           24
                                                                                f        6,927
OTHER LIABILITIES...........................        628     1,081     1,206     e        1,649       3,483
FUTURE INCOME AND RESOURCE TAXES............        801     2,011     2,242     e        3,504       6,547
MINORITY INTERESTS..........................         32       828       923                            955
INCO EXCHANGEABLE DEBENTURES................        248        --        --     b         (248)         --
                                                 ------   -------   -------                        -------
                                                  4,169     7,294     8,133                         23,803
SHAREHOLDERS' EQUITY
  Convertible debentures....................         --       262       292   a(ii)       (292)         --
  Shareholders' equity......................      5,285     5,653     6,303     a         1,056     14,699
                                                                                b            2
                                                                                c        5,577
                                                                                d        3,835
                                                                                e       13,286
                                                                                g      (20,645)
                                                 ------   -------   -------                        -------
                                                 $9,454   $13,209   $14,728                        $38,502
                                                 ======   =======   =======                        =======

                                                 TECK COMINCO LIMITED

                                     PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

                                         FOR THE YEAR ENDED DECEMBER 31, 2005
                                                     ($ MILLIONS)
                                                      (Unaudited)

                                                                                          PRO FORMA
                                                                           INCO          ADJUSTMENTS
                                                                      -------------   -----------------    PRO FORMA
                                                            TECK      US$      CDN$   NOTE 3    AMOUNTS      TECK
                                                            ----      ---      ----   ------    -------    ---------
                                                            A(1)                 B                 C       A + B + C
Revenues.............................................     $4,415   $4,518    $5,474                           $9,889
Operating expenses...................................     (2,179)  (2,633)   (3,190)     h          112       (5,257)
Depreciation.........................................       (274)    (256)     (310)     i         (221)        (805)
                                                          ------   ------    ------                           ------
Operating profit.....................................      1,962    1,629     1,974                            3,827
Other expenses
  General and administration.........................        (74)    (207)     (251)                            (325)
  Interest on long-term debt.........................        (69)     (26)      (33)     j         (430)        (532)
  Mineral exploration................................        (70)     (43)      (52)                            (122)
  Research and development...........................        (13)     (35)      (42)                             (55)
  Other income (expense).............................        170      (1)        (1)     j          (60)          109
                                                          ------   ------    ------                           ------
                                                             (56)    (312)     (379)                            (925)
                                                          ------   ------    ------                           ------
                                                           1,906    1,317     1,595                            2,902
Provision for income and resource taxes..............       (546)    (408)     (494)     k          196         (844)
Minority interests...................................        (15)     (73)      (88)                            (103)
                                                          ------   ------    ------                           ------

Net earnings.........................................     $1,345   $  836    $1,013                           $1,955
                                                          ======   ======    ======                           ======

Earnings per share                                                              Pro forma earnings per share (Note 5)
  BASIC...............................................    $ 6.62                                              $ 5.99
                                                          ======                                              ======
  DILUTED.............................................    $ 6.22                                              $ 5.76
                                                          ======                                              ======

(1) Restated to conform with current financial statement presentation.

                                                 TECK COMINCO LIMITED

                                     PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

                                        FOR THE SIX MONTHS ENDED JUNE 30, 2006
                                                     ($ MILLIONS)
                                                      (Unaudited)

                                                                                   PRO FORMA
                                                                    INCO          ADJUSTMENTS
                                                               -------------   -----------------    PRO FORMA
                                                     TECK      US$      CDN$   NOTE 3    AMOUNTS      TECK
                                                     ----      ---      ----   ------    -------    ---------
                                                      A                  B                  C       A + B + C
Revenues.......................................   $ 2,819   $3,025    $3,444                         $  6,263
Operating expenses.............................    (1,187)  (1,754)   (1,997)     h          64        (3,120)
Depreciation and amortization..................      (114)    (151)     (172)     i        (110)         (396)
                                                  -------   ------    ------                         --------
Operating profit...............................     1,518    1,120     1,275                            2,747
Other expenses
  General and administration...................       (40)    (131)     (149)                            (189)
  Interest on long-term debt...................       (51)     (33)      (38)     j        (216)         (305)
  Mineral exploration..........................       (22)     (30)      (34)                             (56)
  Research and development.....................       (10)     (17)      (19)                             (29)
  Other income.................................       188       45        51      j         (62)          177
                                                  -------   ------    ------                         --------
                                                       65     (166)     (189)                            (402)
                                                  -------   ------    ------                         --------
                                                    1,583      954     1,086                            2,345

Provision for income and resource taxes........      (520)    (239)     (272)     k         106          (686)
Minority interests.............................       (15)     (41)      (47)                             (62)
                                                  -------   ------    ------                         --------
Net earnings from continuing operations........     1,048      674       767                            1,597
Net earnings from discontinued operation.......        13       --        --                               13
                                                  -------   ------    ------                         --------
Net earnings...................................   $ 1,061   $  674    $  767                         $  1,610
                                                  =======   ======    ======                         ========

Earnings per share                                                       Pro forma earnings per share (Note 5)
  BASIC........................................   $  5.15                                            $   4.89
                                                  =======                                            ========
  DILUTED......................................   $  4.89                                            $   4.73
                                                  =======                                            ========

Earnings per share from continuing operations         Pro forma earnings per share from continuing operations
  BASIC .......................................   $  5.08                                            $   4.85
                                                  =======                                            ========
  DILUTED .....................................   $  4.83                                            $   4.69
                                                  =======                                            ========

                              TECK COMINCO LIMITED

                  PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

            EXPRESSED IN CANADIAN DOLLARS UNLESS OTHERWISE INDICATED
                                  (Unaudited)


1.   BASIS OF PRESENTATION

     These unaudited pro forma consolidated financial statements (pro forma financial statements) of Teck Cominco Limited (Teck) have been prepared in accordance with generally accepted accounting principles in Canada. These pro forma financial statements do not contain all of the information required for annual financial statements. Accordingly they should be read in conjunction with the most recent annual and interim financial statements of Teck, and the most recent annual and interim financial statements of Inco Limited (Inco).

     These pro forma financial statements have been prepared assuming that the acquisition of Inco had been completed on January 1, 2005 for the unaudited pro forma consolidated statements of earnings and on June 30, 2006 for the unaudited pro forma consolidated balance sheet.

     These pro forma financial statements are not intended to reflect the financial position which would have resulted had the transaction actually been affected on June 30, 2006 or the results of operations had the transaction been effected on January 1, 2005. Further, the pro forma results of operations may not be indicative of future results.

2.   SIGNIFICANT ACCOUNTING POLICIES

     Accounting policies used in the preparation of these pro forma financial statements are those disclosed in Teck's audited consolidated financial statements for the year ended December 31, 2005 and Teck's unaudited consolidated financial statements for the six months ended June 30, 2006. As Teck only has access to Inco's publicly available information, no calculations or estimates have been made to harmonize the accounting policies of Teck and Inco.

     For the purposes of these pro forma financial statements, the Inco balance sheet as at June 30, 2006 has been translated into Canadian dollars at the period end rate of 1.1150, the Inco statement of earnings for the year ended December 31, 2005 has been translated at an average rate of 1.2116 and the Inco statement of earnings for the six months ended June 30, 2006 has been translated at an average rate of 1.1384.

3.   PRO FORMA ADJUSTMENTS

     The acquisition of Inco by Teck is accounted for using the purchase method. Accordingly, Inco's assets and liabilities are measured at their individual fair values on the date of the acquisition and the difference between these fair values and the price paid for Inco shares is recorded on the balance sheet as goodwill. Inco's shareholders' equity is eliminated upon consolidation. Teck's assets and liabilities are not revalued as part of this process.

     The pro forma financial statements assume the completion of an equity offering of 72.4 million subordinate voting shares of Teck at a price of $79.00 per share (the closing price for the subordinated voting shares of Teck on the TSX on August 14, 2006) and a business combination whereby
     227.3 million shares of Inco at June 30, 2006 calculated on a fully-diluted basis are acquired for total consideration of $20,019 million, comprising 51.1 million subordinate voting shares of Teck, and $16,184 million in cash. For the purpose of these pro forma financial statements, Teck has assumed that the maximum cash component of the Inco Offer will be reached. The final amount of the cash portion of the consideration will depend on decisions relating to the exercise of options made by holders of Inco stock options, the conversion, if any, of Inco's convertible debentures, and elections made by shareholders of Inco on acceptance of the Inco Offer.

     The measurement of the purchase consideration in the pro forma financial statements is based on a Teck subordinate voting share price of $79.00 at the time of the Inco Offer. The value of the purchase consideration will be based on the market price of Teck shares at the time the Inco Offer closes. Consequently, the eventual value of the purchase consideration for accounting purposes will differ from the amount assumed in the pro forma financial statements due to any future changes in the market price of Teck's subordinate voting shares.

     The allocation of the purchase price to the assets and liabilities of Inco as presented in these pro forma financial statements is preliminary and subject to change. In arriving at the fair values of assets and liabilities Teck has made assumptions, estimates and assessments which are based on limited information. The actual fair values of the assets and liabilities will be determined as of the date of the acquisition, not the dates used in the preparation of these pro forma financial statements. The amounts determined may differ materially from the amounts disclosed in the purchase price allocation set out in (e) below due to changes in the estimates of fair values of the assets and liabilities as more information is available for assessment. Any such changes in the determination and allocation of the purchase price could also result in changes to the adjustments to earnings in subsequent periods.

     The pro forma adjustments reflect Teck's acquisition of 100% of Inco's assets and liabilities at their fair values and the accounting for Inco as a wholly owned subsidiary.

     BALANCE SHEET ADJUSTMENTS:

     Adjustments related to the pro forma consolidated balance sheet as at June 30, 2006 have been made as follows:

     (a) The following adjustments have been made to reflect the book value of Inco at the date of acquisition:

           i. to give effect to proceeds of $409 million deemed to be received by Inco on the exercise of in-the-money warrants and employee and director share options;

           ii. to give effect to the conversion of all outstanding Inco convertible debt instruments to common shares of Inco;

     (b) To record the settlement of the $248 million Inco exchangeable debentures previously issued by Teck with shares of Inco currently held by Teck.

     (c) To record the proceeds of a treasury offering of 72.4 million Teck subordinate voting shares at an issue price of $79.00 per share less issue costs for net proceeds of $5.577 billion.

     (d) To record the purchase of Inco shares for cash and Teck shares as follows:

           (C$ MILLIONS)

           Cash portion of the Inco Offer.................................    $16,184
           Issue of 51.1 million Teck subordinate voting shares(1)........      3,835
                                                                              -------

                                                                               20,024
           Estimated transaction fees including net break fees and
              expenses of Teck and Inco.............. ....................        435
           Cost of investment in Inco at June 30, 2006....................        191
                                                                              -------

           TOTAL PURCHASE PRICE...........................................    $20,645
                                                                              =======

           (1) THE PURCHASE PRICE WAS CALCULATED USING A PRICE OF $79.00 FOR EACH TECK SUBORDINATE VOTING SHARE ISSUED, NET OF DEEMED ISSUE COSTS.

     (e) The following allocates the purchase price based on management's preliminary estimate of fair values after giving effect to (a) above:

                                                                     INCO BOOK   FAIR VALUE  INCO FAIR
          (C$ MILLIONS)                                                  VALUE  ADJUSTMENTS      VALUE
          -------------                                              ---------  -----------  ---------
          Cash and cash equivalents ................................   $ 1,178      $    --    $ 1,178
          Inventories ..............................................     1,398        1,238      2,636
          Other current assets .....................................     1,436           --      1,436
          Property, plant and equipment and other non-current assets    11,125       17,225     28,350
                                                                       -------      -------    -------

          TOTAL ASSETS .............................................   $15,137      $18,463    $33,600
                                                                       =======      =======    =======

          Current liabilities ......................................   $ 1,706      $    --    $ 1,706
          Long-term debt ...........................................     1,701           24      1,725
          Other liabilities including post retirement obligations ..     1,206        1,649      2,855
          Future income taxes ......................................     2,242        3,504      5,746
          Minority interests .......................................       923           --        923
                                                                       -------      -------    -------

          TOTAL LIABILITIES ........................................     7,778        5,177     12,955
                                                                       -------      -------    -------

          NET ASSETS PURCHASED .....................................   $ 7,359      $13,286    $20,645
                                                                       =======      =======    =======

     (f) To record the proceeds of the additional $6.927 billion debt and the conversion of $350 million of temporary investments into cash to finance the acquisition. Teck has arranged bridge financing facilities of US$7.0 billion. Teck plans to draw on this facility together with cash and temporary investments on hand to finance the transaction. A portion of the drawn facility is assumed to be repaid from Inco's cash balances immediately following the transaction.

     (g)   To eliminate the investment in Inco on consolidation.

     INCOME STATEMENT ADJUSTMENTS:

     (h)   To  eliminate   the   amortization   of   unamortized   transitional
           adjustments and past service costs related to defined benefit pensions and other post-retirement benefits of Inco.

     (i) To depreciate and amortize the preliminary fair value adjustments allocated to property, plant and equipment. An amount of $6.0 billion has been allocated to non-amortizable assets. To the extent that this amount is allocated to property, plant and equipment, amortization charges may increase. Any amount allocated to goodwill will be subject to impairment tests and may be written off in future periods. In addition, an amount of $11.8 billion has been allocated to assets, including Voisey's Bay and Goro, which were not in production in 2005 ($6 billion has been allocated to assets which were not in production in the first half of 2006).

     (j) To adjust interest expense and interest income to reflect changes in Teck's debt structure, including additional debt incurred as a result of the transaction, the conversion and redemption of certain Inco and Teck debt instruments, fair value adjustments to Inco debt and the reduction of cash balances resulting from the transaction.

     (k)   To provide for taxes on the above items.

4.   ITEMS NOT ADJUSTED

           The adjustments made to the pro forma consolidated statements of earnings reflect only those items which are expected to recur and do not include one time charges to income which are expected to occur immediately following the transaction. In addition, the pro forma consolidated statements of earnings do not give effect to operating efficiencies, cost savings and synergies that may result from the acquisition, including potential cost savings at the corporate level and potential synergies in exploration activities and at operations.

5.   PRO FORMA EARNINGS PER SHARE INFORMATION

     Earnings per share computation for six months ended June 30, 2006 and year ended December 31, 2005

                                                                     SIX MONTHS ENDED      YEAR ENDED
                                                                       JUNE 30, 2006    DECEMBER 31, 2005
                                                                     ----------------   -----------------
BASIC PRO FORMA EARNINGS PER SHARE COMPUTATION
Numerator ($ MILLIONS):
  Pro forma net earnings from continuing operations ..............         $   1,597          $   1,955
  Less interest on convertible debentures, net of taxes ..........                (2)                (4)
                                                                           ---------          ---------

                                                                               1,595              1,951
  Pro forma earnings from discontinued operation .................                13                 --
                                                                           ---------          ---------

  Pro forma earnings available to shareholders ...................         $   1,608          $   1,951
                                                                           =========          =========

Denominator (THOUSANDS OF SHARES):
  Teck weighted average shares outstanding .......................           205,581            202,472
  Shares issued in treasury offering .............................            72,400             73,400
  Shares issued to Inco shareholders .............................            51,100             51,100
                                                                           ---------          ---------

  Pro forma weighted average shares outstanding ..................           329,081            325,972
                                                                           =========          =========

BASIC PRO FORMA EARNINGS PER SHARE ...............................         $    4.89          $    5.99
BASIC PRO FORMA EARNINGS PER SHARE FROM CONTINUING OPERATIONS ....         $    4.85          $    5.99
DILUTED PRO FORMA EARNINGS PER SHARE COMPUTATION
Numerator ($ MILLIONS):
  Pro forma net earnings available to shareholders, assuming .....         $   1,610          $   1,955
    dilution
  Pro forma net earnings available to shareholders from continuing         $   1,597          $   1,955
    operations, assuming dilution
Denominator (THOUSANDS OF SHARES):
  Pro forma weighted average shares outstanding ..................           329,081            326,972
  Dilutive effect of securities for Teck
    Share options ................................................             1,811              2,121
    Convertible debentures .......................................             9,574             11,489
                                                                           ---------          ---------

  Pro forma weighted average shares outstanding ..................           341,466            340,582
                                                                           =========          =========

DILUTED PRO FORMA EARNINGS PER SHARE .............................         $    4.73          $    5.76
DILUTED PRO FORMA EARNINGS PER SHARE FROM CONTINUING OPERATIONS ..         $    4.69          $    5.76

6.   GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

     The effect of the material measurement differences between generally accepted accounting principles (GAAP) in Canada and the United States on the unaudited pro forma consolidated net earnings and balance sheet is summarized as follows. In preparing the unaudited pro forma consolidated US GAAP reconciliation, the company has made assumptions, estimates and assessments, which are based on limited information. As such, the actual amounts may differ materially from the amounts disclosed in these pro forma financial statements.

     PRO FORMA CONSOLIDATED NET EARNINGS AND COMPREHENSIVE INCOME


                                                                    SIX MONTHS ENDED         YEAR ENDED
(C$ IN MILLIONS, EXCEPT PER SHARE DATA)                              JUNE 30, 2006       DECEMBER 31, 2005
---------------------------------------                              -------------       -----------------
Pro forma net earnings under Canadian GAAP .......................         $ 1,610             $ 1,955
Add (deduct)
Convertible debentures due 2024 (a) ..............................              (4)                 (6)
Share of earnings in FCCT (b) ....................................              --                  (1)
Deferred start-up costs (d) ......................................             (15)                  3
Derivative instruments (h) .......................................              (5)                (83)
Asset retirement obligations (i) .................................              (1)                 (3)
Capitalized interest (k) .........................................              (1)                  8
Deferred stripping costs (m) .....................................             (10)                 --
Research and development expense (e) .............................             (17)                (57)
Exploration expense (f) ..........................................             (10)                (10)
Unrealized foreign exchange on Voisey's Bay project future .......             (30)                (75)
income and mining tax liability (l)
Minority interest effect of adjustments ..........................               1                  11
Tax effect of adjustments including enacted tax rate changes .....             (43)                 27
                                                                           -------             -------

Net earnings under US GAAP before comprehensive income adjustments           1,475               1,769
Unrealized holding gains on investments (c) ......................              50                  (6)
Cumulative translation adjustment (g) ............................             (73)                (51)
Derivative instruments (h) .......................................            (328)               (166)
Minimum pension liability (j) ....................................              --                 (22)
Tax effect of adjustments ........................................             122                  87
                                                                           -------             -------

Comprehensive income .............................................         $ 1,246             $ 1,611
                                                                           =======             =======

Earnings per share, before comprehensive income adjustments
  Basic ..........................................................         $  4.48             $  5.43
  Diluted ........................................................         $  4.34             $  5.22

     PRO FORMA CONSOLIDATED BALANCE SHEET AS AT JUNE 30, 2006


                                                 PRO FORMA   PRO FORMA   PRO FORMA
                                                  CANADIAN      GAAP         US
                                                    GAAP    ADJUSTMENTS     GAAP
                                                 ---------  -----------  ---------
ASSETS
  Cash and cash equivalents ..................   $    643    $     --    $    643
  Accounts receivable ........................      1,892          --       1,892
  Inventories ................................      3,395          --       3,395
  Other (h) ..................................        132          25         157
                                                 --------    --------    --------

                                                    6,062          25       6,087
  Investments (c) ............................        268          40         308
  Property, plant and equipment and other ....     32,172        (105)     32,067
                                                 --------    --------    --------
  non-current assets (b,d,h,i,j,k,m)

TOTAL ASSETS .................................   $ 38,502    $    (40)   $ 38,462
                                                 ========    ========    ========

LIABILITIES AND SHAREHOLDERS' EQUITY
  Accounts payable and accrued liabilities (h)   $  2,617    $      5    $  2,622
  Current portion of long-term debt ..........        120          --         120
                                                 --------    --------    --------

                                                    2,737           5       2,742
  Long-term debt .............................     10,081          --      10,081
  Other liabilities (h,i) ....................      3,483         (31)      3,452
  Future income and resource taxes ...........      6,547         (27)      6,520
  Minority interest ..........................        955          --         955
                                                 --------    --------    --------

                                                   23,803         (53)     23,750
  Shareholders' equity .......................     14,699          13      14,712
                                                 --------    --------    --------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ...   $ 38,502    $    (40)   $ 38,462
                                                 ========    ========    ========

     (a)   Convertible Debentures

           Under Canadian GAAP the convertible debentures due 2024, redeemed on June 1, 2006, were classified as equity with related interest being charged directly to retained earnings. For US GAAP purposes, interest on these debentures would be charged against current period earnings.

     (b)   Share of Earnings in Fording Canadian Coal Trust (FCCT)

           The company accounts for its share of earnings of FCCT on an equity basis. Adjustments in respect of the company's share of earnings in FCCT arise due to various differences between US and Canadian GAAP in the underlying entity.

     (c)   Unrealized Holding Gains on Investments

           Under Canadian GAAP, the company's marketable securities are carried at cost. For US GAAP purposes, the company's marketable securities are considered to be available-for-sale. Available-for-sale securities are carried at market value with unrealized gains or losses included in comprehensive income until realized or until an other than temporary decline occurs.

     (d)   Deferred Start-Up Costs

           Under Canadian GAAP, certain mine start-up costs are deferred until the mine reaches commercial levels of production and are amortized over the life of the project. Under US GAAP, these costs are expensed as incurred.

     (e)   Research and Development Expense

           Under Canadian GAAP, development costs are deferred and amortized if the development project meets certain generally accepted criteria for deferral and amortization. In addition, fixed assets including equipment may be acquired or constructed in order to provide facilities or carry out a research and development project. The use of such assets will extend over a number of accounting periods and accordingly, are capitalized and amortized over their useful lives. Under US GAAP, research and development costs are charged to expense in the period incurred.

     (f)   Exploration Expense

           Under Canadian GAAP, capitalized exploration expenditures are classified under property, plant and equipment with the related mineral claim. For US GAAP, exploration expenditures are not capitalized unless proven and probable reserves have been established by a feasibility study.

     (g)   Comprehensive Income

           Under US GAAP, comprehensive income is recognized and measured in accordance with FASB Statement No. 130, "Reporting Comprehensive Income". Comprehensive income includes all changes in equity other than those resulting from investments by owners and distributions to owners. Comprehensive income includes two components, net income and other comprehensive income (OCI). OCI includes amounts that are recorded as an element of shareholders' equity but are excluded from net income as these transactions or events were attributable to changes from non-owner sources. These items include additional minimum pension liability adjustments, holding gains and losses on certain investments, gains and losses on certain derivative instruments and foreign currency gains and losses related to self-sustaining foreign operations (cumulative translation adjustment). A standard for comprehensive income is not yet effective under Canadian GAAP.

     (h)   Derivative Instruments

           Under Canadian GAAP, derivative instruments to which hedge accounting is applied are held off-balance sheet with realized gains and losses recorded in net earnings. Non-hedge derivative instruments must be recorded on the balance sheet at fair value with changes in fair value recorded in other income.

           For US GAAP purposes, all derivatives are recorded on the balance sheet as either assets or liabilities at fair value. The accounting for changes in the fair value of derivatives depends on whether the derivative has been designated as a fair value or cash flow hedge and whether it qualifies as part of a hedging relationship.

           For fair value hedges, the effective portion of the changes in fair value of the derivatives is offset by changes in the fair value of the hedged item in net earnings. For cash flow hedges the effective portion of the changes in fair value are accumulated in other comprehensive income and released into net earnings when the hedged item affects net earnings. For derivatives not accounted for as part of a hedging relationship, changes in fair value are included in net earnings.

     (i)   Asset Retirement Obligations

           For US GAAP purposes the company adopted FASB Statement No. 143, "Accounting for Asset Retirement Obligations", effective January 1, 2003. The company adopted the provisions of CICA 3110, "Asset Retirement Obligations", for Canadian GAAP purposes effective January 1, 2004.

           The Canadian and US standards for Asset Retirement Obligations are substantially the same; however, due to the difference in adoption dates, different discount rate assumptions were used. This resulted in differences in the asset and liability balances on adoption and will result in different amortization and accretion charges over time.

     (j)   Additional Minimum Pension Liability

           For US GAAP purposes, the company is required to recognize an additional minimum pension liability in the amount of the excess of the company's unfunded accrued benefit obligation over the fair value of the plan assets. An intangible asset is recorded equal to any unrecognized past service costs. Changes in the additional minimum pension liability and intangible asset are recorded in other comprehensive income.

     (k)   Capitalized Interest

           For US GAAP purposes, interest costs must be capitalized for all assets that are under development. For Canadian GAAP, the company capitalizes interest only on project specific debt.

     (l) Unrealized Currency Translation Gains (Losses) on Voisey's Bay Project Deferred Income and Mining Tax Liabilities

           For the purpose of these pro forma financial statements, Inco is considered to be a self sustaining foreign entity whose functional currency is the US dollar. For US GAAP purposes, unrealized non-cash currency translation gains and losses arising from the translation into United States dollars, at the end of each period, of certain Canadian dollar-denominated deferred income and mining tax liabilities established in 1996 upon the acquisition of the Voisey's Bay deposits are included in the determination of earnings. Under Canadian GAAP, these unrealized non-cash currency translation gains and losses have been deferred and included in property, plant and equipment as part of development costs for the Voisey's Bay project until operations commence.

     (m)   Deferred Stripping Costs

           Effective January 1, 2006, under Canadian GAAP, the company adopted EIC 160 "Stripping Costs Incurred in the Production Phase of a Mining Operation", and under US GAAP, EITF 04-6 "Accounting for Stripping Costs Incurred During Production in the Mining Industry". Both standards require stripping costs to be accounted for as a variable production cost to be included in the costs of inventory produced during the production phase.

           Under Canadian GAAP, the company has elected to use prospective adoption, and amortizes the existing balance sheet amount relating to deferred stripping costs over the reserves to which it relates. Under US GAAP, the company has retroactively adopted EITF 04-06, whereby the cumulative effect of the adjustment is recognized in the opening balance of retained earnings. This resulted in an initial US GAAP difference to decrease property, plant and equipment by $52 million, decrease future income tax liability by $22 million and decrease retained earnings by $30 million.

           Canadian GAAP permits capitalization of stripping activity which represents a betterment of a mineral property. Betterment occurs when the stripping activity increases future output of the mine by providing access to additional sources of reserves. Capitalized stripping costs are amortized on a unit of production basis over the proven and probable reserves to which they relate. Under US GAAP, all stripping costs are treated as variable production costs.

                  CONSENT OF AUDITORS OF TECK COMINCO LIMITED

     We have read the short form prospectus (the "prospectus") of Teck Cominco Limited ("Teck Cominco") dated o, 2006 relating to the issue and sale of o Teck Subordinate Voting Shares. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

     We consent to the incorporation by reference in the prospectus of our auditors' report dated February 2, 2006, except for note 3(f) which is as of May 17, 2006, on the consolidated balance sheets of Teck Cominco as at December 31, 2005 and December 31, 2004 and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three year period ended December 31, 2005.

     We also consent to the use in the prospectus of our compilation report dated August o, 2006 to the Board of Directors of Teck Cominco on the pro forma consolidated balance sheet of Teck Cominco as at June 30, 2006 and pro forma consolidated statements of earnings for the six months then ended and for the year ended December 31, 2005.


CHARTERED ACCOUNTANTS

Vancouver, Canada
August o, 2006

                      CERTIFICATE OF TECK COMINCO LIMITED

Dated:  August 15, 2006

     This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by securities legislation in all provinces and territories of Canada. For the purposes of the Province of Quebec, this simplified prospectus, together with documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.



     (Signed) Donald R. Lindsay         (Signed) Ronald A. Millos
              President and Chief                Senior Vice-President, Finance
              Executive Officer                  and Chief Financial Officer





                      On behalf of the Board of Directors


     (Signed) Dr. Norman B. Keevil      (Signed) Warren S.R. Seyffert, Q.C.
                  Director                       Director

                        CERTIFICATE OF THE UNDERWRITERS

Dated: August 15, 2006

     To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by securities legislation in all provinces and territories of Canada. For the purposes of the Province of Quebec, to our knowledge, this simplified prospectus, together with documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or market price of the securities to be distributed.


BMO NESBITT BURNS INC.           MERRILL LYNCH CANADA INC.     TD SECURITIES INC.           CIBC WORLD MARKETS INC.

By: (Signed) Michael Rayfield    By: (Signed) Greg Fournier    By: (Signed) Mark Horsfall   By: (Signed) David H. Williams
        Vice Chairman                   Managing Director             Managing Director            Managing Director

                                    PART II

                   INFORMATION NOT REQUIRED TO BE DELIVERED
                           TO OFFEREES OR PURCHASERS


INDEMNIFICATION

        Under the CANADA BUSINESS CORPORATIONS ACT (the "CBCA"), Teck may indemnify a present or former director or officer of Teck or another individual who acts or acted at Teck's request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with Teck or the other entity. Teck may not indemnify an individual unless the individual acted honestly and in good faith with a view to the best interests of Teck, or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at Teck's request and in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the conduct was lawful. The indemnification may be made in connection with a derivative action only with court approval. The aforementioned individuals are entitled to indemnification from Teck as a matter of right if they were not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done and they fulfill the conditions set out above. Teck may advance monies to the individual for the costs, charges and expenses of a proceeding; however, the individual shall repay the moneys if the individual does not fulfill the conditions set out above.

        The by-laws of Teck provide that, subject to the limitations contained in the CBCA, Teck shall indemnify a director or officer, a former director or officer, or a person who acts or acted at Teck's request as a director or officer of a body corporate of which Teck is or was a shareholder or creditor (or a person who undertakes or has undertaken any liability on behalf of Teck or any such body corporate) and his heirs and legal representatives against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he was made a party by reason of being or having been a director or officer of Teck or such body corporate, if he acted honestly and in good faith with a view to the best interests of the corporation, and in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful. The by-laws of Teck also provide that Teck shall also indemnify such a person in such other circumstances as the CBCA permits or requires.

        The by-laws of Teck provide that Teck may, subject to the limitations contained in the CBCA, purchase and maintain insurance for the benefit of any person referred to in the foregoing paragraph. Teck has purchased third party director and officer liability insurance.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Teck pursuant to the foregoing provisions, Teck has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

                                   EXHIBITS
EXHIBIT
NUMBER      DESCRIPTION
------      -----------

 3.1        Underwriting Agreement*

 4.1 Annual Information Form dated March 1, 2006 for the year ended December 31, 2005 (incorporated by reference to Teck's Annual Report on Form 40-F for the fiscal year ended December 31, 2005, as filed with the Securities and Exchange Commission on March 30, 2006).

 4.2 Restated audited consolidated financial statements, and the related notes thereto, as at December 31, 2005 and 2004, and for the years ended December 31, 2005, 2004 and 2003 and the Auditors' Report thereon (incorporated by reference to Teck's Annual Report on Form 40-F/A, as filed with the Securities and Exchange Commission on May 22, 2006).

 4.3 Management's Discussion and Analysis of Financial Position and Operating Results of Teck for the year ended December 31, 2005 (incorporated by reference to Teck's Annual Report on Form 40-F/A, as filed with the Securities and Exchange Commission on May 22, 2006).

 4.4 Management Proxy Circular dated March 1, 2006 in connection with the Annual Meeting of Shareholders held on April 26, 2006 (incorporated by reference to Teck's Report on Form 6-K as furnished to the Securities and Exchange Commission on March 22, 2006).

 4.5 Unaudited consolidated interim financial statements for the three months ended June 30, 2006 and 2005 (incorporated by reference to Teck's Report on Form 6-K, as furnished to the Securities and Exchange Commission on August 9, 2006).

 4.6 Management's Discussion and Analysis of Financial Position and Operating Results of Teck for the three months ended June 30, 2006 and 2005 (incorporated by reference to Teck's Report on Form 6-K, as furnished to the Securities and Exchange Commission on August 9, 2006).

 4.7 Material Change Report dated May 10, 2006 in respect of Teck's announcement of its intention to make the Inco Offer
            (incorporated by reference to Teck's Report on Form 6-K, as furnished to the Securities and Exchange Commission on May 11,
            2006).

 4.8 Offer to Purchase and Circular dated May 23, 2006, as amended by the Notices of Variation and Extension dated July 24 and August 3, 2006 (collectively, the "Inco Offer Documents") (incorporated by reference to Teck's Schedule TO, as filed with the Securities and Exchange Commission on May 23, 2006, as amended by Teck's Schedule TO/A, as filed with the Securities and Exchange Commision on July 25, 2006, as further amended by Teck's Schedule TO/A, as filed with the Securities and Exchange Commision on August 3, 2006).

 4.9 Material Change Report dated August 2, 2006 in respect of an amendment to the Inco Offer (incorporated by reference to Teck's Report on Form 6-K, as furnished to the Securities and Exchange Commission on August 3, 2006).

 5.1        Consent of PricewaterhouseCoopers LLP.

 5.2        Consent of Lang Michener LLP.

 5.3        Consent of William P. Armstrong, P. Eng.

 5.4        Consent of Dan Gurtler, AIMM.

 5.5        Consent of Colin McKenny, P. Geol.

 5.6        Consent of GLJ Petroleum Consultants Ltd.

 5.7        Awareness Letter of PricewaterhouseCoopers LLP.*

 6.1 Powers of Attorney (included on the signature page of this Registration Statement).


 *          To be filed by amendment

                                   PART III

                 UNDERTAKING AND CONSENT TO SERVICE OF PROCESS


ITEM 1.   UNDERTAKING

          Teck undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-10 or to transactions in said securities.

ITEM 2.   CONSENT TO SERVICE OF PROCESS

          Concurrent with the filing of this Registration Statement, Teck has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

          Any change to the name or address of the agent for service of process of Teck shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement.

                                  SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, Teck certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-10 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver in the Province of British Columbia, Canada, on August 15, 2006.

                                             TECK COMINCO LIMITED



                                             By: /s/ Peter Rozee
                                                 -------------------
                                                 Name:  Peter Rozee
                                                 Title: Senior Vice President,
                                                        Commercial Affairs



                               POWER OF ATTORNEY

          Each person whose signature appears below hereby constitutes and appoints Donald R. Lindsay and Ronald A. Millos, and each of them, any of whom may act without the joinder of the other, the true and lawful attorney-in-fact and agent of the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, in any and all capacities, to sign any and all amendments to this Registration Statement, including post-effective amendments, and any and all additional registration statements (including amendments and post-effective amendments thereto) in connection with any increase in the amount of securities registered with the Securities and Exchange Commission, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         This Power of Attorney may be executed in multiple counterparts, each of which shall be deemed an original, but which taken together shall constitute one instrument.

          Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                                    Title                                            Date
---------                                    -----                                            ----

/s/ Norman B. Keevil                         Chairman and Director                            August 15, 2006
----------------------------
Norman B. Keevil


/s/ Donald R. Lindsay                        Chief Executive Officer, President and           August 15, 2006
----------------------------                 Director (Principal Executive Officer)
Donald R. Lindsay


/s/ Ronald A. Millos                         Senior Vice President, Finance and Chief         August 15, 2006
----------------------------                 Financial Officer (Principal Financial and
Ronald A. Millos                             Accounting Officer)


/s/ Robert J. Wright                         Deputy Chairman and Director                     August 15, 2006
----------------------------
Robert J. Wright


/s/ J. Brian Aune                            Director                                         August 15, 2006
----------------------------
J. Brian Aune


/s/ Lloyd I. Barber                          Director                                         August 15, 2006
----------------------------
Lloyd I. Barber


/s/ Jalynn H. Bennett                        Director                                         August 15, 2006
----------------------------
Jalynn H. Bennett


/s/ Hugh J. Bolton                           Director                                         August 15, 2006
----------------------------
Hugh J. Bolton


/s/ Norman B. Keevil III                     Director                                         August 15, 2006
----------------------------
Norman B. Keevil III


                                             Director                                         August 15, 2006
----------------------------
Takashi Kuriyama


                                             Director                                         August 15, 2006
----------------------------
Takuro Mochihara


/s/ Warren S. R. Seyffert                    Director                                         August 15, 2006
----------------------------
Warren S. R. Seyffert

Signature                                    Title                                            Date
---------                                    -----                                            ----

/s/ Keith E. Steeves                         Director                                         August 15, 2006
----------------------------
Keith E. Steeves


/s/ Chris M. T. Thompson                     Director                                         August 15, 2006
----------------------------
Chris M. T. Thompson


/s/ David A. Thompson                        Director                                         August 15, 2006
----------------------------
David A. Thompson

                           AUTHORIZED REPRESENTATIVE

        Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, Teck Cominco American Incorporated as the Authorized Representative has duly caused this Registration Statement to be signed on its behalf by the undersigned, solely in its capacity as the duly authorized representative of Teck Cominco Limited in the United States, in the City of Spokane, State of Washington on August 15, 2006.


                                     TECK COMINCO AMERICAN INCORPORATED


                                     By: /s/ C. Bruce Diluzio
                                        -------------------------------
                                     Name:   C. Bruce Diluzio
                                     Title:  V.P., Law & Administration

                                   EXHIBITS

EXHIBIT
NUMBER      DESCRIPTION
-------     -----------

  3.1       Underwriting Agreement*

  4.1 Annual Information Form dated March 1, 2006 for the year ended December 31, 2005 (incorporated by reference to Teck's Annual Report on Form 40-F for the fiscal year ended December 31, 2005, as filed with the Securities and Exchange Commission on March 30,
            2006).

  4.2 Restated audited consolidated financial statements, and the related notes thereto, as at December 31, 2005 and 2004, and for the years ended December 31, 2005, 2004 and 2003 and the Auditors' Report thereon (incorporated by reference to Teck's Annual Report on Form 40-F/A, as filed with the Securities and Exchange Commission on May 22, 2006).

  4.3 Management's Discussion and Analysis of Financial Position and Operating Results of Teck for the year ended December 31, 2005 (incorporated by reference to Teck's Annual Report on Form 40-F/A, as filed with the Securities and Exchange Commission on May 22,
            2006).

  4.4 Management Proxy Circular dated March 1, 2006 in connection with the Annual Meeting of Shareholders held on April 26, 2006 (incorporated by reference to Teck's Report on Form 6-K as furnished to the Securities and Exchange Commission on March 22,
            2006).

  4.5 Unaudited consolidated interim financial statements for the three months ended June 30, 2006 and 2005 (incorporated by reference to Teck's Report on Form 6-K, as furnished to the Securities and Exchange Commission on August 9, 2006).

  4.6 Management's Discussion and Analysis of Financial Position and Operating Results of Teck for the three months ended June 30, 2006 and 2005 (incorporated by reference to Teck's Report on Form 6-K, as furnished to the Securities and Exchange Commission on August 9,
            2006).

  4.7 Material Change Report dated May 10, 2006 in respect of Teck's announcement of its intention to make the Inco Offer (incorporated by reference to Teck's Report on Form 6-K, as furnished to the Securities and Exchange Commission on May 11, 2006).

  4.8 Offer to Purchase and Circular dated May 23, 2006, as amended by the Notices of Variation and Extension dated July 24 and August 3, 2006 (collectively, the "Inco Offer Documents") (incorporated by reference to Teck's Schedule TO, as filed with the Securities and Exchange Commission on May 23, 2006, as amended by Teck's Schedule TO/A, as filed with the Securities and Exchange Commision on July 25, 2006, as further amended by Teck's Schedule TO/A, as filed with the Securities and Exchange Commision on August 3, 2006).

  4.9 Material Change Report dated August 2, 2006 in respect of an amendment to the Inco Offer (incorporated by reference to Teck's Report on Form 6-K, as furnished to the Securities and Exchange Commission on August 3, 2006).

EXHIBIT
NUMBER      DESCRIPTION
-------     -----------

  5.1       Consent of PricewaterhouseCoopers LLP.

  5.2       Consent of Lang Michener LLP.

  5.3       Consent of William P. Armstrong, P. Eng.

  5.4       Consent of Dan Gurtler, AIMM.

  5.5       Consent of Colin McKenny, P. Geol.

  5.6       Consent of GLJ Petroleum Consultants Ltd.

  5.7       Awareness Letter of PricewaterhouseCoopers LLP.*

  6.1 Powers of Attorney (included on the signature page of this Registration Statement).

  *         To be filed by amendment